Filed Pursuant to Rule 253(g)(2)

File No. 024-12201

SUPPLEMENT NO. 2 TO OFFERING CIRCULAR DATED MAY 15, 2023

Invest Inc.

11500 W Olympic Blvd. Suite 562

Los Angeles, California 90064

This Offering Circular Supplement No. 2 (this “Supplement”) relates to the Offering Circular of Invest Inc., a Wyoming corporation (the “Company”) dated May 15, 2023 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Act”) for Tier 2 offerings, pursuant to which the Company is offering up to 3,000,000 shares of common stock at an offering price of $6.00 per share for gross proceeds of up to $18,000,000 on a “best efforts” basis.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to disclose and supplement the Offering Circular, as follows:

Appointment of a Chief Compliance Officer

On August 15, 2023, the board of directors appointed Marc McNeill, our current Chief Executive Officer to be our Chief Compliance Officer. Mr. McNeill will transition out of his role as Chief Executive Officer effective immediately. The terms of Mr. McNeill’s compensation remain the same.

Appointment of Chief Executive Officer

On August 15, 2023, the board of directors appointed Jaspreet Mathur to be our Chief Executive Officer and Principal Executive Officer effective immediately. Mr. Mathur will also continue in his role as Chief Marketing Officer. Mr. Mathur’s compensation is set at $175,000 per annum.

Offering Status

As of the date of this Supplement, we have sold 3,749 shares of common stock to 22 investors for aggregate gross proceeds of $22,494.

Except as expressly set forth herein, the Company’s offering of common stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission (the “SEC”) all of which are available at the SEC’s website, www.sec.gov and which the Company incorporates by reference in the Offering Circular, remains unchanged.

Investing in the Company’s common stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. (See “Risk Factors” in the Offering Circular for a discussion of certain risks that you should consider in connection with an investment in the Company’s common stock.)

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 2 to the Offering Circular is August 17, 2023.